Exhibit 6.3

Tuesday, April 24th, 2018

Mr. Byron L. Bennett

New York, NY

Re: Offer of Employment

Dear Byron,

Thank you for your interest in joining the Collective Wisdom Technologies team.

Collective Wisdom Technologies, Inc. (the “Company”) is pleased to offer you the full time position of Chief Executive Officer reporting to the Board of Directors.

Your start date under this offer letter will be January 1st, 2018 or some such other date as mutually agreed upon by you and the Board of Directors.

Your stipend will be $2,500/m until the company has secured at least $1,000,000 in funding and can pay full salaries.

Your full salary will be $150,000 per year for the 1st year, payable in accordance with the Company’s standard payroll schedule, and $250,000 per year for the 2nd and 3rd years.

As an employee of the Company, you will be eligible to participate in the employee benefit plans offered generally to employees, which will include medical and dental benefits.

We hope that you will accept our offer to join Collective Wisdom Technologies, Inc.

You may indicate your agreement with these terms and accept this offer by signing, dating and returning the letter to me.

This offer, if not accepted, will expire at the close of business on April 27th, 2018.

Sincerely,

/s/ Barrett Hicken
Barrett Hicken
Chief Operating Officer

The undersigned hereby accepts employment with Collective Wisdom Technologies, Inc. on the terms and conditions set forth above.

/s/ Byron L. Bennett
Byron L. Bennett